

May 19, 2015

Via E-mail
Michael Doyle
Chief Executive Officer
Surgery Partners, Inc.
40 Burton Hills Boulevard, Suite 500
Nashville, Tennessee 37215

> **Re:** **Surgery Partners, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 22, 2015**
> **CIK No. 0001638833**

Dear Mr. Doyle:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Market and Other Industry Data, page ii

1. We note your statements, "We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research which we believe to be reliable based upon our management's knowledge of the industry, have not been independently verified." It is not appropriate to infer that you are not liable for statements included in your registration statement. Please revise your disclosure to delete the statements referenced above.

Prospectus Summary
Patients, page 3

2. Please quantify how many patients participated in your internal surveys conducted in 2014, the degree of participation and how the patient satisfaction rate is measured allowing you to achieve a 94% patient satisfaction rate.

3. Please revise your disclosure to quantify the patient satisfaction rate industry average and describe how this rate is measured.

4. You state that according to internal survey's conducted in 2014, your patients have expressed a 94% patient satisfaction rate, which exceeds the industry average. Please expand your disclosure to describe these surveys and whether they are the same as ones used to gather industry data. If not, please explain why it is appropriate to compare a satisfaction rate achieved from your own internal surveys to an industry satisfaction rate that was achieved using different surveys.

5. Please expand your disclosure to briefly describe CMS' Ambulatory Surgical Center Quality Reporting program's six key core ASC quality measures when you first refer to them in this section.

6. We note the statement that surgeries in your facilities are less expensive than the same surgeries performed in a hospital outpatient department. Please expand the discussion to clarify whether you are referring solely to the cost of the use of the facility or whether the comparison includes surgeon fees, anesthesiology fees, etc. In addition, please clarify whether your facility charge is the same whether the surgery is performed in one of your ASCs or surgical hospitals. We may have additional comments.

Summary Consolidated Historical and Pro Forma Condensed Combined Financial…, page 15

7. Please tell us how you concluded it was appropriate to present pro forma cash flow information. Tell us the nature and amount of the adjustments that were used to calculate the pro forma cash flow amounts.

Risk Factors
Risks Related to Our Business and Industry
We may become involved in litigation which could negatively impact the value…, page 27

8. We note your disclosure that in certain instances former employees have brought claims against you. If you have had actions brought against you which caused a reduction in your revenues resulting in a material adverse effect on your business in the recent past, please discuss the claim and the consequences of the claim.

Certain of our partnership and operating agreements contain termination dates…, page 30

9. We note that certain of your limited partnership, general partnership and limited liability company agreements have termination dates by which the agreement expires by its terms. Please expand your disclosure to quantify the number of agreements which will expire within the next three years and whether the expiration of such agreement if not renewed will have a material adverse effect on your business.

Our variable rate indebtedness subject us to interest rate risk, which could cause…, page 36

10. Please expand your disclosure in this risk to provide the amounts currently outstanding under your Term Loans and Revolving Facility and to describe the interest rates to which your loans are subject.

Use of Proceeds, page 58

11. Please revise your disclosure to provide the amount of proceeds that will be used to repay a portion of the Second Lien Term Loan. Please make confirming revisions in the other areas of your prospectus where you provide a discussion of how proceeds from this offering will be used.

Capitalization, page 60

12. Please separate the line item cash and cash equivalents with a double underline to clearly separate it from your capitalization. Remove the line item 'Total liabilities and stockholders' equity (deficit)' as not all liabilities from the balance sheet are included in the capitalization table. Please explain why you have not populated the historical amounts for stockholders' equity (deficit), non-controlling interests and total historical capitalization.

Long Term Debt
Revolver, page 85

13. Please file the credit agreement that governs the Revolver as an exhibit.

Business
One of the Nation's Largest and Fastest Growing Surgical Services Platform…, page 95

14. In this section where you first discuss Certificate of Need ("CON") laws and on page 116 where you provide further discussion of these laws, please explain why CON laws only apply to your competitors and present a competitive advantage to existing operators such as yourself.

Our Operations Overview
General, page 105

15. We note your typical leases are for 10 years with two five year renewal options. Please quantify the number of leases you have for your facilities and the number of those leases which are set to expire within the next three years.

Competition, page 111

16. Please disclose where you rank among the largest ASC operators listed in this section.

Executive Compensation
Annual Cash Bonuses, page 137

17. We note that Mr. Doyle, Ms. Sparks and Mr. Crysel were eligible to earn target cash bonuses based on the achievement of specified EBITDA targets for the company as set forth in their employment agreements. Please expand your disclosure to describe these EBITDA targets in this section of your prospectus.

Incentive Plans, page 140

18. We note that in connection with this offering, you intend to adopt an equity incentive plan and a cash incentive plan. Please expand your disclosure to describe these plans. Also, please file the cash incentive plan as an exhibit.

Principal Stockholders, page 148

19. Please revise your beneficial ownership table so that it is as of the most recent date practicable.

Index to Consolidated Financial Statements
General

20. We note your disclosure on pages 15 and 66 that the prospectus does not include financial statements of Surgery Partners, Inc. as it has been incorporated solely for the purpose of effecting the offering and currently holds no material assets and does not engage in any operations. However, we do not believe this provides a sufficient basis to omit the audited financial statements of the registrant. Please provide audited financial statements of the registrant Surgery Partners, Inc. as required by Rule 3-01(a) of Regulation S-X, or tell us why you believe such financial statements are not required.

Consolidated Statements of Operations, page F-5

21. You have disclosed on page F-18 that the company does not believe earnings per share to be a meaningful presentation in the financial statements. Therefore please clarify when

the line items for net income (loss) per share and weighted average common shares outstanding will be populated in the statement of operations and what they will represent. Please clarify how the 1,000 shares of outstanding common stock shown in the statement of stockholders' equity will be considered in these calculations.

Consolidated Statements of Stockholders' Equity, page F-7

22. It appears based on your disclosure on page F-36 that all compensation expense relates to B-Units. Therefore, please explain why the line items in 2012 and 2013 are labeled stock-based compensation and the line item for 2014 is unit-based compensation.

Notes to Consolidated Financial Statements
12. Unit-Based Compensation, page F-36

23. You disclose on page F-17 that all option pricing models require the input of highly subjective assumptions including the expected stock price volatility and the expected exercise patterns of the option holders. Please expand your disclosures to describe the specific methods used to determine fair value of the units. Please tell us your consideration of including this as a critical accounting policy.

24. We may have additional comments on your accounting for equity issuances including unit-based compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your units leading up to the IPO and the estimated offering price.

Other Comments

25. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

26. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

27. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Vanessa Robertson at (202) 551-3649 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Carl Marcellino, Esq.
        Ropes & Gray LLP